UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41883

ROMA GREEN FINANCE LIMITED

(Exact name of registrant as specified in its charter)

Flat 605, 6/F., Tai Tung Building,

8 Fleming Road,

Wanchai, Hong Kong

(Address of principal executive offices)

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Announcement Regarding Investment in NXTGrid Compute Power Inc.

On June 23, 2026, the Company announced that it had entered into a non-binding letter of intent to acquire a five percent (5%) equity interest in NXTGrid Compute Power Inc. (“NXTGrid”) for total consideration of US$15 million. NXTGrid is a developer of powered land for artificial intelligence, high-performance computing, and other high-density compute workloads, securing and owning sites with committed power ahead of demand. NXTGrid expects to own and energize sites in Bathurst, Birtle, and Medicine Hat, representing approximately 65 MW of first-phase capacity targeted to be powered before the end of 2026. The investment is the Company’s second cornerstone position in artificial intelligence and high-performance computing (“AI/HPC”) infrastructure, following the Company’s previously announced US$15 million cornerstone investment in the BlueFlare group. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K.

Announcement Regarding Right of First Offer for Project-Level Funding

On June 18, 2026, the Company announced that, in connection with the previously disclosed non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc. (“BlueFlare”), it expects to be granted a non-exclusive right of first offer (the “Right of First Offer”) to provide project-level funding for behind-the-meter (“BTM”) data centre sites developed under BlueFlare’s distributed Alberta program. The Right of First Offer is expected to be granted under a contemplated master letter of intent between BlueFlare and Bloc3 Energy LLC, in partnership with ZAJA LLC, and is intended to give ROMA the first opportunity to offer site-level financing for each BTM data centre advanced under the program — a distributed portfolio of facilities ranging from approximately 1 MW to 10 MW each, targeting up to 500 MW of aggregate capacity over a multi-year period. A copy of the press release is filed as Exhibit 99.2 to this Form 6-K.

Announcement Regarding Investment in BlueFlare Group Holdings Inc.

On June 15, 2026, the Company announced that it had entered into a non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc. for a total consideration of US$15 million. The proposed investment is the first under the Company’s newly established AI/HPC infrastructure investment vertical and represents the Company’s first direct equity position in a BTM compute infrastructure platform. BlueFlare Group Holdings Inc. is the parent company and sole owner of BlueFlare Energy Solutions Inc. (“BFE Solutions”) and its affiliated operating subsidiaries. A copy of the press release is filed as Exhibit 99.3 to this Form 6-K.

Announcement Regarding Establishment of AI/HPC Infrastructure Investment Vertical

On June 12, 2026, the Company announced the establishment of a dedicated investment vertical focused on Artificial Intelligence and High-Performance Computing (AI/HPC) infrastructure. The vertical extends the Company’s sustainable-finance and ESG advisory mandate into low-carbon, energy-efficient digital infrastructure, targeting distributed, sub-50 MW compute assets paired with on-site behind-the-meter (BTM) power generation in low-cost energy jurisdictions. A copy of the press release is filed as Exhibit 99.4 to this Form 6-K.

This Report on Form 6-K shall not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated June 23, 2026 regarding investment in NXTGrid Compute Power Inc.
99.2	Press release dated June 18, 2026 regarding right of first offer for project-level funding
99.3	Press release dated June 15, 2026 regarding investment in BlueFlare Group Holdings Inc.
99.4	Press release dated June 12, 2026 regarding establishment of AI/HPC Infrastructure Investment Vertical

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on June 23, 2026.

ROMA GREEN FINANCE LIMITED

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer